CONTINENTAL PRECIOUS MINERALS INC.
360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6
Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED
2006 MAR 31 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 15, 2006

Exemption No. 82-3358

06012084

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A. 20549

SUPPL

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of a Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

PROCESSED
MAR 3 1 2006
THOMSON FINANCIAL

Per: Shaun A. Drake

SAD/cd

Encl.

www.equitytransfer.com

EQUITY

Clarisse Karangwa
Officer, Client Services
Telephone: 416.361.0930 ext.235
ckarangwa@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 14, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: CONTINENTAL PRECIOUS MINERALS INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Special* Meeting of Shareholders for **Continental Precious Minerals Inc.**

1. CUSIP – 211906102
2. Date Fixed for the Meeting – April 27, 2006
3. Record Date For Notice - March 27, 2006
4. Record Date For Voting – March 27, 2006
5. Beneficial Ownership Determination Date- March 27, 2006
6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting- Common
7. Classes of Series of Securities that entitle the holder to vote at the meeting- Common
8. Business to be conducted at the meeting- Special

Yours Truly,
EQUITY TRANSFER SERVICES INC.